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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

AMENDMENT NO. 2*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

408859106

(CUSIP Number)

Marilyn Sonnie, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE

NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID

OMB CONTROL NUMBER. SEC 1746 (3-06)

CUSIP No. 408859106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter W. Woodworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 346,802
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 346,802
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,802
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHAREs (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 408859106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joyce Woodworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 70,629
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 70,629
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,629
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 408859106

The Schedule 13D for Peter W. Woodworth and Joyce Woodworth, individuals acting together as a group for the purpose stated below (the “Schedule 13D”), relating to the common stock, par value $.10 per share, (“Common Stock”) of Hampshire Group, Limited, a Delaware corporation (the “Company”), is hereby amended by this Amendment No. 2 to the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

Mr. Woodworth intends to seek a change in the Board of Directors of the Company (the “Board Change”). Such change would result in (1) an increase in the number of directors to six, (2) Ludwig Kuttner and Harvey L. Sperry ceasing to be directors and (3) Mr. Woodworth, Justin Bruce Israel and Edward G. Moran becoming directors. Mr. Woodworth intends to seek signatures to a written consent action in order to effect the Board Change. In accordance with an exemption from the Rule 14a-2(b)(2) under the Securities Exchange Act of 1934, Mr. Woodworth intends to solicit fewer than 10 persons.

THIS SCHEDULE 13D IS NOT A SOLICITATION OF VOTES OR CONSENTS AND NO PERSON OTHER THAN PERSONS CONTACTED DIRECTLY BY MR. WOODWORTH FOR THIS SPECIFIC PURPOSE WILL BE PERMITTED TO JOIN IN THE WRITTEN CONSENT.

CUSIP No. 408859106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Peter W. Woodworth

/s/ Peter W. Woodworth

Joyce Woodworth

/s/ Joyce Woodworth

March 29, 2007